SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
PLETESHKOVSKY PERELOUK 3/2
107005 MOSCOW, RUSSIA
TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

FILE NO. 82-4957

April 18, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Moscow City Telephone Network - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Moscow City Telephone Network (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of (i) the Information on Material Fact (Event, Action) Effecting the Issuer's Business as of March 26, 2002 and (ii) the Information on Material Fact (Event, Action) Effecting the Issuer's Business as of March 26, 2002

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dw 4/19

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko/KE

Alexei Kiyashko

Enclosure

cc: L. Leliavskaia
The Bank of New York

Viktor A. Chervony
JSC Moscow City Telephone Network

File No. 82-4957

**Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business**

Open Joint Stock Company "Moscow City Telephone Network"
Location: *12 (block 3), Petrovskiy blv., Moscow, Russia, 103051*
Issuer's code: *00083-A*

Date of the fact (event, action): *26.03.2002*
Code of the fact (event, action): *1500083A26032002*

On March 26, 2002, the Board of Directors resolved as follows:

- To determine that the list of entities entitled to participate in the Annual General Meeting of the Company's Shareholders shall be closed on April 27, 2002.

Deputy General Director V.A. Chervony

Prepared by T.V. Starikova, phone 950-03-40

File No. 82-4957

Federal Securities Commission
9 Leninsky Prospekt, 117939 Moscow

**Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business**

Open Joint Stock Company "Moscow City Telephone Network"
Location: *Building 3, 12 Petrovsky blv., Moscow, Russia, 103051*
Issuer's code: *00083-A*

Date of the fact (event, action): *03.26.2002*
Code of the fact (event, action): *1300083A11042001*

On March 26, 2002 , the Board of Directors resolved as follows:

To convene the Annual General Meeting of Shareholders of AO MGTS in a combined form (subject to the right of shareholders for absentee voting) to adopt the decisions contained by the agenda. To send the voting ballots to the shareholders preliminary to the meeting.

To adopt:

- the date to assemble the Annual General Meeting of Shareholders of AO MGTS as on June 15, 2002;
- to hold the meeting at 11:00 a.m.
- to start the meeting's participants registration at 9:30 a.m.
- to hold the meeting in the premises of "Renaissance Moscow" Hotel, at the following address: Building 1, 18 Olimpiysky prospect
- to determine the post address for the absentees' votes correspondence as: "Reestr Sviaz", 19 Daev pereulok, Moscow, 103045

To approve the agenda and the wording of the items on the agenda as follows:

1 On the annual report, the annual accounting documentation included the balance sheet, the profit and loss account, on the proposed distribution of profits and losses for 2001;

2 On the payment of annual dividends;

3 On the number of members of the Board of Directors. On elections to the Board of Directors;

4 On elections to the Audit Commission;

5 On approval of the Company's auditor for 2002;

6 On approval of the new edition of Company's Chart;

7 On approval of the new editions of the following documents: the Annual General Meeting of Shareholders ' Regiment, the Regulations on the Company's Board of Directors, the Regulations on the Company's Audit Commission, the Regulations on the Company's Management Board, the Regulations on the Company's Director General;

8 On approval of the deals/transactions with the Company's affiliates which may be executed by the Company in the course of its usual activities at the period between 2002 and 2003 Annual Shareholder Meetings.

To determine that the list of shareholders entitled to participate in the annual general meeting of the Company's shareholders shall be closed on April 27, 2002.

To approve the text of the notice on the Shareholders' Meeting.

To inform Company's shareholders on the convention of the Annual General Meeting of Shareholder in accordance to Clause 9.1 and 9.14 of Company's Chart

To approve the Secretariat of the annual general meeting of the Company's shareholders consisting of 5 members. To appoint V.A. Afonin, Secretary of the Board of Directors, as the Head of the Secretariat of the general meeting of the Company's shareholders.

To approve the list of materials to be available to the entities entitled to participate in the annual general meeting of the Company's shareholders as following:

- Annual report;
- Annual accounting documentation;

The proposition on the distribution of profits and losses for 2001, including the size of dividends and the procedure its payments;

- Auditor's Report;
- Company's Internal Audit Commission Report;

- Information on the candidates to the Company's Board of Directors and Company's Internal Audit Commission
- New edition of the Company's Chart;
- New editions of General Meeting of Shareholders ' Regiment, the Regulations on the Company's Board of Directors, the Regulations on the Company's Audit Commission, the Regulations on the Company's Management Board, the Regulations on the Company's Director General;
- Proposed wording of the decisions on the Meeting's agenda.

Deputy General Director V.A. Chervony

Prepared by Nenadyshin A.V., phone 950-03-36